UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 7)

VOCUS, INC.

(Name of Subject Company)

VOCUS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92858J108

(CUSIP Number of Class of Securities)

Stephen A. Vintz

Executive Vice President and Chief Financial Officer

Vocus, Inc.

12051 Indian Creek Court

Beltsville, Maryland 20705

(301) 459-2590

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Margaret A. Brown

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street

Boston, Massachusetts 02116

(617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (this “Amendment No. 7”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Vocus, Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on April 18, 2014 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by GTCR Valor Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of GTCR Valor Companies, Inc. (“Parent”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share, including the associated rights to purchase shares of Series B Junior Participating Preferred Stock, $0.01 par value, of the Company (collectively, the “Shares”), at a purchase price of $18.00 per Share, net to the holder thereof in cash, without interest and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 18, 2014, and the related Letter of Transmittal for Shares and Letter of Transmittal for Employee Restricted Shares, each of which is attached to the Schedule TO filed by Parent and Purchaser with the SEC on April 18, 2014.

Except as set forth below, the information set forth in the Schedule 14D-9, as heretofore amended, remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 7. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8, “Additional Information,” is hereby amended and supplemented by inserting the following section at the end of such Item:

Expiration of the Offer.

The Offer and withdrawal rights expired at 9:30 a.m. (Eastern Time) on Friday, May 30, 2014. The depositary for the Offer has advised that as of the expiration of the Offer, approximately 18,820,894 Shares (excluding 593,808 Shares tendered pursuant to guaranteed delivery procedures that had not yet been delivered in settlement or satisfaction of such guarantee) were validly tendered in the Offer and not properly withdrawn, representing approximately 87% of the outstanding Shares as of the expiration of the Offer. Upon expiration of the Offer, Purchaser accepted for payment in accordance with the terms of the Offer all Shares that were validly tendered and not properly withdrawn prior to expiration of the Offer (including Shares tendered pursuant to notices of guaranteed delivery), and payment for such Shares will be made promptly, in accordance with the terms of the Offer. Immediately following such acceptance, Purchaser completed the purchase of the Series A Preferred Stock from JMI pursuant to the Series A Purchase Agreement. Purchaser also exercised the Top-Up Option, pursuant to which the Company issued additional shares of Company Common Stock in an amount that, when added to the number of Shares owned by Parent and Purchaser as of immediately prior to the exercise of the Top-Up Option, constituted more than 90% of the shares of Company Common Stock outstanding immediately after such issuance.

As a result of the purchase of Shares in the Offer, the purchase of the Series A Preferred Stock and the issuance of shares of Company Common Stock pursuant to the Top-Up Option, Purchaser acquired ownership sufficient to effect a “short-form” merger with the Company under DGCL Section 253 without a vote of stockholders of the Company. Accordingly, Purchaser has effected a “short-form” merger in which Purchaser merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent. Upon the effectiveness of the Merger, each Share not acquired in the Offer (other than Shares owned by the Company as treasury stock, by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, or by any stockholder of the Company who or which properly exercised appraisal rights pursuant to Section 262 of the DGCL) was cancelled and converted into the right to receive the Merger Consideration, without interest and subject to any withholding of taxes required by applicable law. The Shares ceased to trade on the NASDAQ Global Select Market as of the close of trading on May 30, 2014, and the Company has requested that the NASDAQ Global Select Market file a Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act on Form 25 to delist and deregister the Company Common Stock and associated rights to purchase Series B Junior Participating Preferred Stock, par value $0.01 per share, of the Company.

On May 30, 2014, Parent, Purchaser and the Company issued a press release announcing the expiration of the Offer, the results of the Offer and the completion of the Merger. The full text of the press release is attached as Exhibit (a)(5)(E) to the Schedule TO and is incorporated herein by reference.

Item 9.	Exhibits.

Item 9, “Exhibits,” is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(B)	Press release issued by GTCR Valor Companies, Inc., GTCR Valor Merger Sub, Inc. and Vocus, Inc., dated May 30, 2014 (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

VOCUS, INC.

By:	/s/ Stephen A. Vintz
Name: Title:	Stephen A. Vintz Executive Vice President and Chief Financial Officer

Dated: May 30, 2014